For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Leadership Change

TORONTO - July 2, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that Ronald D. Boire will be departing from his position as President and Chief Executive Officer of the Company at the end of the summer to pursue an opportunity in the United States. In order to provide enhanced leadership during the transition, Brandon G. Stranzl, Chairman of the Board of the Corporation, has been named Executive Chairman effective immediately.

“I am enthusiastic about the opportunity to play an expanded role within our organization, and I am committed to working closely with all our Sears associates and business partners to make progress on our goals to delight our customers and return Sears Canada to profitability," said Brandon G. Stranzl, Executive Chairman, Sears Canada. “We are grateful for Ron's support as we search for and welcome a new CEO. In the meantime, the management team and I are fully engaged in executing the current strategy, designed to improve our retail operations so we can best serve Canadian communities from coast-to-coast.”

The Board of Directors will commence a search for a new President and CEO. Sears Canada would like to thank Ron for his contributions during his tenure as CEO.

This news release includes forward-looking information. Although the Company believes such forward-looking information is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward‑looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publically or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 167 corporate stores, 197 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 85 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.